

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2012

<u>Via E-mail</u>
Gregory Wahl
President
Vanport Acquisition I, Corp., et al.
4440 McArthur Blvd., Suite 970
Newport Beach, CA 92660

> **Re:** **Vanport Acquisition I, Corp.**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed November 27, 2012**
> **File No. 000-54787**
>
> **Vanport Acquisition II, Corp.**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed November 27, 2012**
> **File No. 000-54788**
>
> **Vanport Acquisition III, Corp.**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed November 27, 2012**
> **File No. 000-54789**
>
> **Vanport Acquisition IV, Corp.**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed November 27, 2012**
> **File No. 000-54790**
>
> **Vanport Acquisition V, Corp.**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed November 27, 2012**
> **File No. 000-54791**

Dear Mr. Wahl:

We have reviewed your above-referenced amended filings and response letters filed as of the same date and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested

response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please include the Commission File Number on the cover page of each registration statement.

Item 5. Directors and Executive Officers, page 20

2. We note your response to prior comment 2 in our comment letter dated October 31, 2012. Please revise your disclosure in the manner indicated below.
    - As Mr. Wahl was a partner at Squar, Milner, Peterson, Miranda & Williamson, LLP within the last five years, you are required to name the organization pursuant to Item 401(e) of Regulation S-K. Please revise your disclosure accordingly.
    - We do not see the changes you reference on page 18. Accordingly, please revise your disclosure on page 18 to clarify that the prior experience relates to Mr. Wahl's experience as an auditor of record for blank check companies.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz at (202) 551-3608 or Don Abbott at (202) 551-3648 if you have questions regarding comments on the financial statements and related matters. Please contact Nandini Acharya at (202) 551-3495, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey P. Riedler
Assistant Director